UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Intuitive Machines, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

46125A 100
(CUSIP Number)

July 14, 2023
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46125A 100	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS Kingstown 1740 Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,585,904(1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,585,904(1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,585,904(1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%(4)
12	TYPE OF REPORTING PERSON PN

(1)	Excludes 3,218,750 shares of Class A Common Stock that may be purchased by exercising warrants (“$11.50 Warrants”) that are not currently exercisable within 60 days. Pursuant to the warrant agreement, Kingstown 1740 has opted for a 4.9% beneficial ownership blocker, pursuant to which it may not exercise its $11.50 Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 4.9% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.

CUSIP No. 46125A 100	Page 3 of 17 Pages

(2)	Excludes shares of Class A Common Stock issuable upon conversion of a warrant held by Kingstown 1740 to purchase shares of Class A Common Stock (the “Preferred Investor Warrant”) that are not currently exercisable within 60 days. The exercise price of the Preferred Investor Warrants, and the number of shares of Class A Common Stock issuable upon exercise of the Preferred Investor Warrants is subject to adjustment as described under the heading “Description of Capital Stock” in the Issuer’s registration statement on Form S-1 (File No. 333-271014). Currently, the Preferred Investor Warrants are exercisable for 570,562 shares of Class A Common Stock at an exercise price of $11.50 per share. Pursuant to the terms of the Preferred Investor Warrants, Kingstown 1740 has opted for a 4.99% beneficial ownership blocker, pursuant to which it may not exercise its Preferred Investor Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 4.99% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.

(3)	Kingstown Capital Management L.P. (“KCM”) is the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Guy Shanon (“Mr. Shanon”) is the managing member of KMGP and KCP with respect to voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP. KCM, KMGP, KCP and Mr. Shanon share voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, KCP and Mr. Shanon may be deemed to indirectly beneficially own the securities held by Kingstown 1740. Each of KCM, KMGP, KCP and Mr. Shanon disclaims beneficial ownership over any securities held by Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

(4)	Based on 29,221,053 shares of Class A Common Stock outstanding, consisting of 21,027,892 shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023, plus (i) 4,705,883 shares of Class A Common Stock issued on January 10, 2024 as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 11, 2024 and (ii) 3,487,278 shares of Class A Common Stock issued on January 29, 2024 as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 30, 2024, giving effect to the beneficial ownership blockers described above.

CUSIP No. 46125A 100	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS Kingstown Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,585,904(1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,585,904(1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,585,904(1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%(4)
12	TYPE OF REPORTING PERSON OO

(1)	Excludes 3,218,750 shares of Class A Common Stock that may be purchased by exercising $11.50 Warrants that are not currently exercisable within 60 days. Pursuant to the warrant agreement, Kingstown 1740 has opted for a 4.9% beneficial ownership blocker, pursuant to which it may not exercise its $11.50 Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 4.9% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.

CUSIP No. 46125A 100	Page 5 of 17 Pages

(2)	Excludes shares of Class A Common Stock issuable upon conversion of the Preferred Investor Warrant that are not currently exercisable within 60 days. The exercise price of the Preferred Investor Warrants, and the number of shares of Class A Common Stock issuable upon exercise of the Preferred Investor Warrants is subject to adjustment as described under the heading “Description of Capital Stock” in the Issuer’s registration statement on Form S-1 (File No. 333-271014). Currently, the Preferred Investor Warrants are exercisable for 570,562 shares of Class A Common Stock at an exercise price of $11.50 per share. Pursuant to the terms of the Preferred Investor Warrants, Kingstown 1740 has opted for a 4.99% beneficial ownership blocker, pursuant to which it may not exercise its Preferred Investor Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 4.99% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.

(3)	KCM is the investment manager of Kingstown 1740. KMGP is the general partner of KCM. KCP is the general partner of Kingstown 1740. Mr. Shanon is the managing member of KMGP and KCP with respect to voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP. KCM, KMGP, KCP and Mr. Shanon share voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, KCP and Mr. Shanon may be deemed to indirectly beneficially own the securities held by Kingstown 1740. Each of KCM, KMGP, KCP and Mr. Shanon disclaims beneficial ownership over any securities held by Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

(4)	Based on 29,221,053 shares of Class A Common Stock outstanding, consisting of 21,027,892 shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023, plus (i) 4,705,883 shares of Class A Common Stock issued on January 10, 2024 as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 11, 2024 and (ii) 3,487,278 shares of Class A Common Stock issued on January 29, 2024 as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 30, 2024, giving effect to the beneficial ownership blockers described above.

CUSIP No. 46125A 100	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS Kingstown Capital Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,585,904(1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,585,904(1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,585,904(1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%(4)
12	TYPE OF REPORTING PERSON PN

(1)	Excludes 3,218,750 shares of Class A Common Stock that may be purchased by exercising $11.50 Warrants that are not currently exercisable within 60 days. Pursuant to the warrant agreement, Kingstown 1740 has opted for a 4.9% beneficial ownership blocker, pursuant to which it may not exercise its $11.50 Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 4.9% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.

CUSIP No. 46125A 100	Page 7 of 17 Pages

(2)	Excludes shares of Class A Common Stock issuable upon conversion of the Preferred Investor Warrant that are not currently exercisable within 60 days. The exercise price of the Preferred Investor Warrants, and the number of shares of Class A Common Stock issuable upon exercise of the Preferred Investor Warrants is subject to adjustment as described under the heading “Description of Capital Stock” in the Issuer’s registration statement on Form S-1 (File No. 333-271014). Currently, the Preferred Investor Warrants are exercisable for 570,562 shares of Class A Common Stock at an exercise price of $11.50 per share. Pursuant to the terms of the Preferred Investor Warrants, Kingstown 1740 has opted for a 4.99% beneficial ownership blocker, pursuant to which it may not exercise its Preferred Investor Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 4.99% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.

(3)	KCM is the investment manager of Kingstown 1740. KMGP is the general partner of KCM. KCP is the general partner of Kingstown 1740. Mr. Shanon is the managing member of KMGP and KCP with respect to voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP. KCM, KMGP, KCP and Mr. Shanon share voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, KCP and Mr. Shanon may be deemed to indirectly beneficially own the securities held by Kingstown 1740. Each of KCM, KMGP, KCP and Mr. Shanon disclaims beneficial ownership over any securities held by Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

(4)	Based on 29,221,053 shares of Class A Common Stock outstanding, consisting of 21,027,892 shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023, plus (i) 4,705,883 shares of Class A Common Stock issued on January 10, 2024 as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 11, 2024 and (ii) 3,487,278 shares of Class A Common Stock issued on January 29, 2024 as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 30, 2024, giving effect to the beneficial ownership blockers described above.

CUSIP No. 46125A 100	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS Kingstown Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,585,904(1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,585,904(1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,585,904 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%(4)
12	TYPE OF REPORTING PERSON OO

(1)	Excludes 3,218,750 shares of Class A Common Stock that may be purchased by exercising $11.50 Warrants that are not currently exercisable within 60 days. Pursuant to the warrant agreement, Kingstown 1740 has opted for a 4.9% beneficial ownership blocker, pursuant to which it may not exercise its $11.50 Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 4.9% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.

CUSIP No. 46125A 100	Page 9 of 17 Pages

(2)	Excludes shares of Class A Common Stock issuable upon conversion of the Preferred Investor Warrant that are not currently exercisable within 60 days. The exercise price of the Preferred Investor Warrants, and the number of shares of Class A Common Stock issuable upon exercise of the Preferred Investor Warrants is subject to adjustment as described under the heading “Description of Capital Stock” in the Issuer’s registration statement on Form S-1 (File No. 333-271014). Currently, the Preferred Investor Warrants are exercisable for 570,562 shares of Class A Common Stock at an exercise price of $11.50 per share. Pursuant to the terms of the Preferred Investor Warrants, Kingstown 1740 has opted for a 4.99% beneficial ownership blocker, pursuant to which it may not exercise its Preferred Investor Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 4.99% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.

(3)	KCM is the investment manager of Kingstown 1740. KMGP is the general partner of KCM. KCP is the general partner of Kingstown 1740. Mr. Shanon is the managing member of KMGP and KCP with respect to voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP. KCM, KMGP, KCP and Mr. Shanon share voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, KCP and Mr. Shanon may be deemed to indirectly beneficially own the securities held by Kingstown 1740. Each of KCM, KMGP, KCP and Mr. Shanon disclaims beneficial ownership over any securities held by Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

(4)	Based on 29,221,053 shares of Class A Common Stock outstanding, consisting of 21,027,892 shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023, plus (i) 4,705,883 shares of Class A Common Stock issued on January 10, 2024 as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 11, 2024 and (ii) 3,487,278 shares of Class A Common Stock issued on January 29, 2024 as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 30, 2024, giving effect to the beneficial ownership blockers described above.

CUSIP No. 46125A 100	Page 10 of 17 Pages

1	NAMES OF REPORTING PERSONS Guy Shanon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,012,294(1)(2)(3)(4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,012,294(1)(2)(3)(4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,012,294(1)(2)(3)(4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%(5)
12	TYPE OF REPORTING PERSON IN

(1)	The reported shares include (i) 1,585,904 shares of Class A Common Stock of the Issuer held by Kingstown 1740 and (ii) 1,426,390 shares of Class A Common Stock held by Mr. Shanon.

CUSIP No. 46125A 100	Page 11 of 17 Pages

(2)

Excludes an aggregate of 5,756,875 shares of Class A Common Stock that may be purchased by exercising $11.50 Warrants that are not currently exercisable within 60 days, consisting of (i) 3,218,750 $11.50 Warrants held by Kingstown 1740 and (ii) 2,538,125 $11.50 Warrants held by Mr. Shanon. Pursuant to the warrant agreement, Kingstown 1740 has opted for a 4.9% beneficial ownership blocker and Mr. Shanon has opted for a 9.8% beneficial ownership blocker, pursuant to which they may not exercise their $11.50 Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, they (together with their affiliates and any persons acting as a group together with either of them or either of their affiliates) would beneficially own greater than such percentages of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.

(3)	Excludes shares of Class A Common Stock issuable upon conversion of the Preferred Investor Warrant that are not currently exercisable within 60 days. The exercise price of the Preferred Investor Warrants, and the number of shares of Class A Common Stock issuable upon exercise of the Preferred Investor Warrants is subject to adjustment as described under the heading “Description of Capital Stock” in the Issuer’s registration statement on Form S-1 (File No. 333-271014). Currently, the Preferred Investor Warrants are exercisable for 570,562 shares of Class A Common Stock at an exercise price of $11.50 per share. Pursuant to the terms of the Preferred Investor Warrants, Kingstown 1740 has opted for a 4.99% beneficial ownership blocker, pursuant to which it may not exercise its Preferred Investor Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 4.99% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.

(4)	KCM is the investment manager of Kingstown 1740. KMGP is the general partner of KCM. KCP is the general partner of Kingstown 1740. Mr. Shanon is the managing member of KMGP and KCP with respect to voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP. KCM, KMGP, KCP and Mr. Shanon share voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, KCP and Mr. Shanon may be deemed to indirectly beneficially own the securities held by Kingstown 1740. Each of KCM, KMGP, KCP and Mr. Shanon disclaims beneficial ownership over any securities held by Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

(5)	Based on 29,221,053 shares of Class A Common Stock outstanding, consisting of 21,027,892 shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023, plus (i) 4,705,883 shares of Class A Common Stock issued on January 10, 2024 as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 11, 2024 and (ii) 3,487,278 shares of Class A Common Stock issued on January 29, 2024 as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 30, 2024, giving effect to the beneficial ownership blockers described above.

CUSIP No. 46125A 100	Page 12 of 17 Pages

EXPLANATORY NOTE

This Schedule 13G (this “Schedule 13G”) filed by (1) Kingstown Capital Management L.P. (“KCM”), (2) Kingstown Management GP LLC (“KMGP”), (3) Guy Shanon (“Mr. Shanon”), (4) Kingstown 1740 Fund L.P. (“Kingstown 1740”), and (5) Kingstown Capital Partners LLC (“KCP”) (each, a “Reporting Person” and collectively, the “Reporting Persons”) amends, with respect to the Reporting Persons, the report on Schedule 13D filed on October 4, 2021 (the “Original 13D” as amended by Amendment No. 1 to Schedule 13D filed on November 2, 2021 (the “First Amendment”), as amended by Amendment No. 2 to Schedule 13D filed on December 7, 2022 (the “Second Amendment”) and as amended by Amendment No. 3 to Schedule 13D filed on February 24, 2023 (the “Third Amendment”), and the Original 13D as amended by the First Amendment, the Second Amendment and the Third Amendment, the “Schedule 13D”) by: (1) KCM, (2) KMGP, (3) Michael Blitzer (“Mr. Blitzer”), (4) Mr. Shanon, (5) Inflection Point Holdings LLC (the “Sponsor”), (6) Kingstown 1740, and (7) KCP with respect to the Class A common stock, par value $0.0001 per share, (the “Class A Common Stock”), of Intuitive Machines, Inc. (f/k/a Inflection Point Acquisition Corp.) (the “Issuer”).

On July 14, 2023, the Sponsor distributed an aggregate of 6,845,000 private placement warrants consisting of (i) 2,538,125 private placement warrants distributed to Mr. Blitzer, (ii) 2,538,125 private placement warrants distributed to Mr. Shanon and (iii) 1,768,750 private placement warrants distributed to Kingstown 1740, in each case as a pro rata distribution for no consideration in accordance with the terms of the Sponsor’s limited liability company agreement.

On August 14, 2023:

(1)	the Sponsor distributed an aggregate of 8,243,750 shares of Class A Common Stock to its members, including 1,662,673 shares of Class A Common Stock to each of Mr. Shanon and Mr. Blitzer, in a pro rata distribution for no consideration in accordance with the terms of the Sponsor’s limited liability company agreement. Following such distribution, the Sponsor no longer owns any securities of the Issuer and is separately filing an amendment to the Schedule 13D, which constitutes its exit report;

(2)	following the distribution described in the preceding paragraph, Mr. Blitzer relinquished both voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP. Accordingly, Mr. Blitzer no longer shares beneficial ownership of securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP. As a more than 5% owner of the Class A Common Stock, Mr. Blitzer is filing a separate amendment to the Schedule 13D and will file separate beneficial ownership reports going forward;

(3)	each of Kingstown 1740 and Mr. Shanon implemented a warrant exercise blocker provision preventing an aggregate of 5,756,875 shares of Class A Common Stock from being exercised within 60 days, consisting of (i) 3,218,750 warrants held by Kingstown 1740 and (ii) 2,538,125 warrants held by Mr. Shanon. Pursuant to the warrant agreement, Kingstown 1740 has opted for a 4.9% beneficial ownership blocker and Mr. Shanon has opted for a 9.8% beneficial ownership blocker, pursuant to which they may not exercise their warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, they (together with their affiliates and any persons acting as a group together with either of them or either of their affiliates) would beneficially own greater than such percentages of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to these beneficial ownership blockers; and

(4)

Kingstown 1740 reduced the beneficial ownership limitation applicable to the beneficial ownership blockers in effect with respect to the 21,000 shares of 10% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share of the Issuer (the “Series A Preferred Stock”) (each of which is convertible into a number of shares of Class A Common Stock, which is determined by dividing the Accrued Value (as defined in the Certificate of Designation of Preferences, Rights and Limitations of 10% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”)) of such share of Series A Preferred Stock by the conversion price, subject to adjustment as set forth in the Certificate of Designation) and the Preferred Investor Warrant, from 9.99% to 4.99%, pursuant to which Kingstown 1740 may not convert any shares of Series A Preferred Stock or exercise any part of the Preferred Investor Warrant, to the extent that, after giving effect to such conversion or exercise, as applicable, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 4.99% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended

CUSIP No. 46125A 100	Page 13 of 17 Pages

On February 21, 2024, Mr. Shanon sold 236,283 shares of the Class A Common Stock owned by him.

On February 22, 2024, Kingstown 1740 assigned 100% of the shares of Series A Preferred Stock held by it to ACM ARRT O LLC. Midtown Madison Management LLC is the manager of ACM ARRT O LLC. None of the Reporting Persons have voting power or dispositive power over securities of the Issuer held by ACM ARRT O LLC.

As the Reporting Persons no longer have representation on the board of directors of the Issuer and none of them currently has beneficial ownership of more than 20% of the Class A Common Stock, as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and otherwise have not acquired the Class A Common Stock of the Issuer reported herein with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, the Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c) to amend the Schedule 13D with respect to their beneficial ownership and hereafter will comply with the reporting requirements applicable hereto.

Item 1.	(a)	Name of Issuer:

Intuitive Machines, Inc., a Delaware corporation.

(b)	Address of Issuer’s Principal Executive Offices:

3700 Bay Area Blvd

Houston, TX 77058

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is filed by (1) KCM, (2) KMGP, (3) Mr. Shanon, (4) Kingstown 1740, and (5) KCP.

(b)	Address of Principal Business Office or, if none, Residence:

Each of KCM, KMGP, Mr. Shanon, Kingstown 1740 and KCP have a principal business office at 167 Madison Avenue, Suite 205 #1033, New York, NY 10016.

(c)	Citizenship:

KCM is a Delaware limited partnership.

KMGP is a Delaware limited liability company.

Mr. Shanon is a citizen of the United States of America.

Kingstown 1740 is a Delaware limited partnership.

KCP is a Delaware limited liability company.

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (the “Class A Common Stock”)

(e)	CUSIP Number:

46125A 100

CUSIP No. 46125A 100	Page 14 of 17 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a) Amount Beneficially Owned: See the response to row 9 of the cover page of each Reporting Person.

(b) Percent of Class: See the response to row 11 of the cover page of each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

See the response to row 5 of the cover page of each Reporting Person.

(ii) Shared power to vote or to direct the vote

See the response to row 6 of the cover page of each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of

See the response to row 7 of the cover page of each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of

See the response to row 8 of the cover page of each Reporting Person.

Pursuant to the terms of the Preferred Investor Warrants, Kingstown 1740 has opted for a 4.99% beneficial ownership blocker, pursuant to which it may not exercise its Preferred Investor Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 4.99% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons as reported below gives effect to these beneficial ownership blockers.

CUSIP No. 46125A 100	Page 15 of 17 Pages

Pursuant to the applicable warrant agreement, Kingstown 1740 has opted for a 4.9% beneficial ownership blocker and Mr. Shanon has opted for a 9.8% beneficial ownership blocker, pursuant to which they may not exercise their warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, they (together with their affiliates and any persons acting as a group together with either of them or either of their affiliates) would beneficially own greater than such percentages of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.

KCM is the investment manager of Kingstown 1740. KMGP is the general partner of KCM. KCP is the general partner of Kingstown 1740. Mr. Shanon is the managing member of KMGP and KCP with respect to voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP. KCM, KMGP, KCP and Mr. Shanon share voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, KCP and Mr. Shanon may be deemed to indirectly beneficially own the securities held by Kingstown 1740. Each of KCM, KMGP, KCP and Mr. Shanon disclaims beneficial ownership over any securities held by Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Mr. Shanon is the managing member of KMGP and KCP with respect to voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP. KMGP is the general partner of KCM. KCM is the investment manager of Kingstown 1740. KCP is the general partner of Kingstown 1740. As a result KCM, KMGP, Mr. Blitzer and Mr. Shanon may be entitled to distributions, or to direct the distributions of, securities held by Kingstown 1740.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 46125A 100	Page 16 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 22, 2024

KINGSTOWN CAPITAL MANAGEMENT L.P.

By:	Kingstown Management GP LLC, its general partner

/s/ Guy Shanon
Name:	Guy Shanon
Title:	Managing Member

KINGSTOWN MANAGEMENT GP LLC

/s/ Guy Shanon
Name:	Guy Shanon
Title:	Managing Member

/s/ Guy Shanon
Name:	Guy Shanon

KINGSTOWN 1740 FUND L.P.

By:	Kingstown Capital Management L.P., its investment manager
By:	Kingstown Management GP LLC, its general partner

/s/ Guy Shanon
Name:	Guy Shanon
Title:	Managing Member

KINGSTOWN CAPITAL PARTNERS LLC

/s/ Guy Shanon
Name:	Guy Shanon
Title:	Managing Member

CUSIP No. 46125A 100	Page 17 of 17 Pages

Exhibit Index

Exhibit No.	Description
Exhibit 11.1	Joint Filing Agreement by and among the Reporting Persons, Michael Blitzer and Inflection Point Holdings LLC (previously filed as Exhibit 11 to the Original 13D filed by the Reporting Persons on October 4, 2021 (File No. 005-92893)).